CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 22, 2019 with respect to the financial statements and financial highlights of Redwood Managed Volatility Portfolio (a fund in the Two Roads Shared Trust) included in the Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, which is incorporated by reference in this Post-Effective Amendment No. 206 to the Registration Statement No. 333-182417 on Form N-1A (the “Registration Statement”). We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights,” “Independent Registered Public Accounting Firm” and “Policies and Procedures For Disclosure Of Portfolio Holdings.”

New York, New York

/s/Grant Thornton LLP

April 15, 2019